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                                                            Exhibit 11

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                   UNITED TECHNOLOGIES CORPORATION
                           AND SUBSIDIARIES

                  COMPUTATION OF PER SHARE EARNINGS



                                                                 Quarter Ended
                                                                   March 31,
In Millions of Dollars (except per share amounts)             1997           1996

Net Income                                             $        224   $        164
ESOP Convertible Preferred Stock Dividend requirement            (8)            (7)

Earnings applicable to Common Stock                             216            157
ESOP Convertible Preferred Stock adjustment                       6              6

Net earnings for calculation of primary and fully
  diluted earnings per share                           $        222   $        163

Average number of common shares and common stock
  equivalents outstanding during the period (four
  month-end average, in thousands)                          259,438        262,596
Fully diluted average number of common shares and
  common stock equivalents outstanding during the
  period (four month-end average, in thousands)             259,901        263,565

Primary earnings per common share                      $        .86   $        .62
Fully diluted earnings per common share (Note 1)       $        .85   $        .62




Note 1 - Fully diluted earnings per common share is less than 3% dilutive and is not shown separately on the Condensed Consolidated Statement of Operations.

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